Curtis, Mallet-Prevost, Colt & Mosle llp

Almaty Ashgabat Astana Buenos Aires Dubai Frankfurt Houston	Istanbul London Mexico City Milan Muscat Paris Washington, D.C.	Attorneys and Counsellors at Law 101 Park Avenue New York, New York 10178—0061	Telephone 212-696-6000 Facsimile 212-697-1559 www.curtis.com

July 22, 2013

VIA EDGAR AND COURIER

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mark P. Shuman, Branch Chief — Legal

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Re:                             Flextronics International Ltd.

Registration Statement on Form S-4

Filed June 20, 2013

File No. 333-189496 and 333-189496-01 through 333-189496-11

Ladies and Gentlemen:

On behalf of Flextronics International Ltd. (the “Company”) and the additional registrant guarantors named in the above-referenced Registration Statement (together with the Company, the “Registrants”) filed on June 20, 2013 (the “Registration Statement”), we are providing this letter in response to the comments raised with respect to the Registration Statement in the letter dated July 12, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) to Mr. Jonathan S. Hoak, Executive Vice President and General Counsel of the Company. Set forth below are the Registrants’ responses to the Staff’s comments. To facilitate your review, the Staff’s comments, as set forth in the Comment Letter, are reprinted in bold italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Registrants.

Concurrently with the submission of this letter, the Registrants are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) electronically via EDGAR. For the Staff’s convenience, we are providing by courier two copies of Amendment No. 1, together with two copies of Amendment No. 1 that have been marked to show changes from the initial filing of the Registration Statement on June 20, 2013.

Incorporation of Certain Documents by Reference, page ii

1.                                      Please revise your registration statement to specifically incorporate by reference all reports filed pursuant to Section 13(a) of the Exchange Act since March 31, 2013, the

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end of your most recent fiscal year. In this regard, it appears you should incorporate by reference your current reports on Form 8-K filed on May 3, 2013. See Item 11(a)(2) of Form S-4.

Response:

The Registration Statement has been revised to specifically incorporate by reference all reports filed pursuant to Section 13(a) of the Exchange Act since March 31, 2013 (other than reports furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K), including the Current Report on Form 8-K filed on May 3, 2013 and June 12, 2013.  Please see page ii of Amendment No. 1.

Description of the Notes

Guarantees, page 29

2.                                      We note your disclosure that the exchange notes will be guaranteed jointly and severally, fully and unconditionally, and on an unsecured basis, “by each subsidiary of Flextronics that guarantees indebtedness of Flextronics under, or is a borrower under, the Credit Facilities.” Please identify and list each of the subsidiary guarantors in the body of the prospectus.

Response:

The Registration Statement has been revised to identify and list each of the current subsidiary guarantors.  Please see page 30 of Amendment No. 1.

Exhibits

3.                                      The opinions of counsel filed as Exhibits 5.02, 5.03, 5.04, 5.05 and 5.06 do not state whether the guarantees are binding obligations of the guarantors. As the legal opinion filed as Exhibit 5.01 relies on the opinions of counsel in the foreign jurisdictions, it appears that the foreign counsel opinions must express a conclusion regarding the binding nature of the guarantees under the law of the jurisdiction of the applicable guarantor’s formation. Please revise.

Response:

The Registrants acknowledge the Staff’s comment. The Registrants respectfully submit that it would be inappropriate for the foreign counsel opinions to express a conclusion regarding the binding nature of the guarantees under the law of the jurisdiction of the applicable guarantor’s formation. The Registrants respectfully note that the indenture governing the notes and the guarantees being registered pursuant to the Registration Statement is governed by New York law. Accordingly, consistent with the guidance set forth in Staff Legal Bulletin No. 19 (CF), “Legality and Tax Opinions in Registered

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Offerings,” dated October 14, 2011, the opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP filed as Exhibit 5.01 expresses a conclusion regarding the binding nature of the exchange notes and the guarantees under New York law, but is relying upon opinions of counsel in jurisdictions other than the jurisdictions of organization of Flextronics International USA, Inc., Flextronics Logistics USA, Inc. and Flextronics America, LLC (the “US Registrants”) as to the valid existence of each Registrant (other than the US Registrants), the power of each Registrant (other than the US Registrants) to create the obligations under the exchange notes or the guarantees of the exchange notes, as the case may be, and the due authorization of the exchange notes and each guarantee of the exchange notes under the law of the jurisdiction of organization of each Registrant (other than the US Registrants). To clarify this approach, Exhibit 5.01 has been revised to indicate that Curtis, Mallet-Prevost, Colt & Mosle LLP is relying upon foreign counsel with respect to these matters. Please see Exhibit 5.01 to Amendment No. 1.

4.                                      The opinions filed as Exhibits 5.02, 5.04, and 5.06 include disclaimers that appear to limit the use and reliance of these opinions. Investors must be able to rely on the opinions filed as exhibits to this registration statement and as such disclaimers are not appropriate. Revise to remove the qualifying language or tell us why you believe that they are otherwise appropriate.

Response:

Exhibits 5.02, 5.04, and 5.06 have been revised to address the Staff’s comment. Please see Exhibits 5.02, 5.04, and 5.06 to Amendment No. 1.

5.                                      Exhibit 5.02 assumes that the Indenture “has been validly executed and delivered by and on behalf of each party” in paragraph 3(i) and that “no director of the Company has an interest in the transactions contemplated by the Indenture to which it is a party” in paragraph 3(xviii). It is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. In this regard, provide an amended opinion of counsel that does not assume facts that are ascertainable or overly broad. Refer to Staff Legal Bulletin 19 available on our website.

Response:

Exhibit 5.02 has been revised to address the Staff’s comment. Please see Exhibit 5.02 to Amendment No. 1.

General

6.                                      Please refer to our letter dated July 9, 2013, which concerns your Form 10-K for the fiscal year ended March 31, 2013. You should respond to the comments in that letter as requested therein. Those comments should be resolved prior to the desired effective date for the registration statements.

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Response:

The Registrants acknowledge the Staff’s comment. The Registrants respectfully advise the Staff that the Company responded to the comments set forth in the Staff’s letter dated July 9, 2013 and received a letter from the Staff dated July 22, 2013 indicating that the Staff has completed its review of the Company’s Form 10-K for the fiscal year ended March 31, 2013.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at (212) 696-6918 or Raymond T. Hum at (212) 696-8801.

Very truly yours,

/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:                                Jonathan S. Hoak, Flextronics International Ltd.

Susan Marsch, Flextronics International Ltd.

Raymond T. Hum, Curtis, Mallet-Prevost, Colt & Mosle LLP